Exhibit 99.1

PRIMA BIOMED DISCUSSES FIRST HALF OF FISCAL YEAR 2013 RESULTS – EARNINGS CALL TRANSCRIPT

Executives

Matthew Lehman, Chief Executive Officer

Marc Voigt, Chief Financial Officer

Sharron Gargosky, Chief Technical Officer

Analyst

Anton Uvarov, RM Capital

Chris Kallos, Edison Investment Research

Luca Pancratov, Roth Capital Partners

Ren Benjamin, Burrill & Company

Zara Lyons, Nomura Group

Prima BioMed (ASX: PRR; NASDAQ: PBMD) First Half of Fiscal Year 2013 Results Earning Call 7th March 2013 9:00am AEST

Operator:

Good-day ladies and gentlemen and welcome to the Prima BioMed Limited quarterly conference call for the half-year ended December 31, 2012. My name is Anita and I’ll be your moderator today. At this time all participants are in a listen only mode. We will conduct a question and answer session towards the end of the conference at which time if you wish to ask a question you’ll need to press star followed by the number one on your telephone keypad. I’d now like to turn the conference over to Mr James Moses, Prima’s investor relations representative. Mr Moses please proceed.

James Moses: Investor Relations Representative

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

Thank you. Good morning everyone, we’re delighted that you could join us today for Prima BioMed’s inaugural quarterly conference call. With me is the company CEO Mr Matthew Lehman, our Chief Financial Officer Mr Marc Voigt and also Dr Sharron Gargosky, Prima’s Chief Technical Officer.

Before we begin I’d like to make a comment regarding forward looking statements and remind you that during this call we will be making forward looking statements that are subject to risks and uncertainties that may cause actual results to differ from the results discussed in the forward looking statements. Reference to these risks and uncertainties are disclosed in detail in our public announcements to the ASX and our disclosure filings with the US Securities and Exchange Commission.

With that now taken care of I’d like to turn the call over to Prima’s CEO, Mr Matthew Lehman.

Matthew Lehman: Chief Executive Officer

Thanks James and hello everyone, thanks for joining today. This is our first conference call that we’ve done such as this. It’s a real pleasure to have everyone and we here at the company look forward to doing this every quarter going forward to make sure we help keep everyone up to speed on a regular basis as to the progress and the developments going on here at Prima.

This is an exciting time for the company; the past half-year has seen us make some significant strides in refining our business strategy, consolidating our leadership position in this emerging field of immunocellular therapeutics. I’ll be turning over the call shortly to Dr Gargosky and Mr Voigt to review our R&D progress and then our finances respectively. Before we do that I just want to give a little background.

As most of you know our main product is called CVac, this is an autologous immunocellular product. We combine a patient’s own mononuclear cells, it’s a type of white blood cell that matures into dendritic cells and we combine those cells with a mucin-1 human fusion protein to make a product that’s specific to each patient. So these cells are formulated then as a cryo-frozen 1ml vial for intradermal injection. We typically obtain six or more doses from each time we do a production run and that’s sufficient for a full course of dosing as we’re studying in our clinical trials. The goal then of CVac is to stimulate a killer T-cell response that’s directed at the cancer cells over expressing this mucin-1 antigen target. So the idea here again is using personalised cells to target very specific marker present on cancer cells.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

More broadly, I mean we see the promise of such therapies, these types of personalised immunocellular products such as CVac, these anti-cancer products can be very potent, highly specific and minimise the toxicity one usually experiences with more traditional cancer treatments. So as we’re in this space we believe the key to the clinical and in particular the commercial success of these types of personalised cell based products and what we also consider is the long-term value driver for our company is the establishment of a robust global, supply, logistics and manufacturing platform. We think our manufacturing platform and the internal regulatory experience discussing our product now with about 15 agencies around the world combined with what we would hope is going to be robust clinical data from our ongoing trials will put us in a pretty strong position to negotiate potential partnerships or other types of commercialisation opportunities for CVac and for our technology in the future. We also believe it gives us multiple opportunities for value creation and namely the ability to look at some other immunocellular therapies to bring into our development pipeline.

So with that intro, I’d like to turn over to Sharron and she’ll talk a bit more about the details of our R&D efforts.

Sharron Gargosky: Chief Technical Officer

Thanks Matt and good morning to everyone on the call. I’m really pleased to be able to provide a review of our latest progress in both our manufacturing and clinical development. Firstly, on the manufacturing side we have achieved a large number of important milestones with our CVac program. We have scaled up the manufacturing of the mucin antigen as we refer to it as MFP and have been continuing our research and development on the characterisation of MFP which as you know is one of our key starting materials and the product that is CVac and the component that is critical for the specificity and potency of our product.

We have achieved comparability of the product manufacturing in three global facilities; that’s Australia, the United States and Germany. And the process demonstrates really our capability and capacity to transfer this technology into new facilities and really paves the way for future scale-up into the larger facility when it’s needed.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

We have implemented our automatic logistics management software that coordinates and informs our manufacturing facilities, our dozens of cell collection centres, our hundreds of hospitals, our couriers, laboratories and the Prima quality managers around the globe. The logistics management software also interfaces with the manufacturers to generate country specific transport, packaging and labelling so these requirements allow us to have a far greater control across all of our sample logistics. We have customised and validated our shipping materials for CVac allowing us to have a greater flexibility in our cold chain and shipping timelines for our product.

We have inspected and approved now 45 cell collection centres globally that will now be able to collect blood products for the manufacture of CVac in now 13 countries. And over the course of this calendar year of 2013 we intend to have 52 blood collection centres in 15 countries integrated into our quality system.

So in summary we’re very pleased with the development of our manufacturing platform and the successful interface we now have among the clinics, logistics, and manufacturing to support the global CVac program. I look forward to being able to regularly keep our shareholders updated on the continued progress.

We have planned carefully for a major scale-up of our production capabilities in moving from 63 patients in the CAN-003 trial to nearly 1,000 patients in the CANVAS trial. As our next steps, we are planning for the longer-term scale-up of a commercially viable manufacturing and logistics system to support what will be a marketable CVac.

On the clinical side in the clinical development, we have put most of our effort into the clinical trials of CVac for the potential to treat newly diagnosed stage III/IV epithelial ovarian cancer patients, those who have achieved remission after the standard first-line optimal debulking surgery and the platinum/taxane chemotherapy. This is an area where we really see an unmet and a significant medical need where there’s very low levels of potential competition.

The literature suggests that epithelial ovarian cancer is receptive to this immunotherapy approach and we believe that one of the best places to test such products is in patients who have the low tumour burden and with an immune system that’s reasonably intact. We certainly see that the safety profile of CVac is one of its potentially biggest advantages. Clinical data thus far has indicated no toxicity associated with the treatment and most adverse events have been relatively mild or transient.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

We reported positive interim data from our ongoing CAN-003 clinical trial of CVac in ovarian cancer in both October and November of 2012. This interim data was presented at the International Gynaecological Cancer Society meeting by Dr Jeffery Goh and co-investigators. And in this interim analysis there were encouraging trends of increased progression free survival for patients receiving CVac compared to the control group in the ongoing CAN-003 trial. Based on these initial analyses of seven patients from CAN-003 we were also able to demonstrate that CVac induces a mucin-1 specific T cell response in patients.

During the calendar year of 2013 we expect two important data points from the CAN-003 trial. In the third quarter of calendar year 2013 we plan to release the immune monitoring profile from all 63 patients in the trial over multiple time points during the course of the study. In the fourth quarter of calendar year 2013 we will have the final protocol analysis of progression free survival and the first evaluations of overall survival. At the same time we will have continued our controlled roll-out of the CAN-004 trial that’s also referred to as CANVAS.

The current status of the CANVAS trial is as follows: The protocol has been approved by regulators in 10 countries including Australia, Belgium, Bulgaria, Belarus, Germany, Latvia, Lithuania, Poland, Ukraine and the United States. Ethics committee’s approvals have been attained in 14 countries. And of our inspected and trained cell collection centres, 22 centres are now active and eligible to start receiving patients to start the trial. Twenty-six clinical centres have been activated by Prima and allowed to start recruiting patients; that’s in Australia, Belarus, Ukraine and the United States.

To date we have 32 patients who’ve consented to participate and have been screened. Twenty-five have met the study criteria eligibility and have been randomised into the trial. Four have been dosed.

As we recently announced we have commenced patient recruitment for CANVAS in Europe and we will be authorising additional new clinical trial sites and expect a significant increase in the numbers of patients on the trial throughout the course of 2013. In summary, we believe we have a well thought out clinical development plan for ovarian cancer and I really look forward to sharing the data as it becomes available in the coming months.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

Now I’d be happy to turn the conversation over to Marc to review the financials of the company.

Marc Voigt: Chief Financial Officer

Thank you very much Sharron and good morning also from my side. Before I start my review I would like to mention a few key details. Consistent with the Australian Standards regulation, Prima reports financials according to Australian Accounting Standards, abbreviated AASB, which is in line with IFRS or the International Financial Reporting Standards. All numbers we are talking about will be in Australian dollars. Our financial year runs from July 1 through June 30 so it’s a non-calendar fiscal year. We are currently reporting half-year results for the first half of our fiscal year 2013 and not just the past quarter. These half-year results have been reviewed but not audited by PWC. Prima has 1,066,000,000 ordinary shares outstanding and an additional 43.8 million options over ordinary shares outstanding as well. There’s only one class of shares in the company. Prima has no debts other than routine current accounts payable. There are some minor accrued tax liabilities and employee benefits.

For the six months ended December 31, 2012 the company reported a loss of A$8,030,406 or 0.75 cents per basic and diluted share compared to a loss of A$9,314,047 or 0.92 cents per basic and diluted share for the same period in 2011. On the income side, we accounted for approximately A$1.5 million in grant income primarily from the Australian R&D Tax incentive program and we also earned about A$590,000 in interest.

Our general and administrative expenses were approximately A$2.6 million down from the corresponding period in 2011 when we had G&A expenses about A$3.3 million. In part, this reduction is due to the higher expenses we had a year ago in preparation for the listing of our American Depositary Receipts or ADR on NASDAQ in April 2012. Our R&D costs are also slightly lower for the half-year ended December 31, 2012. The total was approximately A$7.3 million compared to A$7.5 million for the half-year ended December 31, 2011; so about 200,000 less. The moderate reduction is due to the discontinuation of non-core projects in Dubai and the Cripto-1 program in middle of 2012.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

Cash equivalent and term deposits on December 31, 2012 were approximately A$28 million which does not include approximately A$1.5 million Australian tax exempt refund that was received as reported in February 2013 after the reporting period. Overall we are happy with what we have been able to do with our cash and financial resources.

Moving forward our baseline business plan would indicate that G&A costs may come down again slightly to about A$2.1 to 2.2 million for the second half of the fiscal year. The R&D costs would likely increase to about A$9 to 9.5 million for the six month period. With interest and potential grant income we would expect a total loss in the range of A$10.7 to 10.8 million which would mean for the total financial year 2013 around A$20 million loss.

However, and I think it’s very important; I would like to point out that as we have discussed previously there are some dynamic aspects to our budgeting. Depending on the CAN-003 data and the manufacturing scale-up progress we may take effort to accelerate recruitment on the CANVAS trial. In addition Prima is carefully reviewing some potential opportunities to extend CVac into a stage two program in some other cancer targets. And we are also actively reviewing opportunities to exploit our manufacturing platform and build our pipeline. Any of these activities will certainly have an impact on our projected expenditure.

And with that I will turn back over to Matt.

Matthew Lehman: Chief Executive Officer

Thank you Sharron and thank you Marc. I’d just like to say thanks again and to summarise and really confirm where we are as a company. We believe our clinical development strategy especially in ovarian cancer is very well thought out, very well planned. We look forward to clinical trial results in due course. With phase two results coming out in the second half of this calendar year of 2013 and then of course the CANVAS results come a bit further out. Given the safety profile, the positive immune activity we’ve seen from the early testing of CVac in patients both in the earlier completed trials as well as the interim data from CAN-003, we see some real opportunities to evaluate CVac in further cancer targets in a phase two or sort of a proof of concept trial setting. Certainly for the longer term, we’re really actively looking for the best ways to exploit our leadership position in this space with our manufacturing and distribution platform.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

So at this time I’ll turn the call back over to our moderator and we can open the phones for questions.

Operator:

Thank you. If you wish to ask a question please press star then one on your phone and wait for your name to be announced. If you wish to cancel your request please press star then two. Your first question today comes from Anton Uvarov with RM Capital, please go ahead.

Anton Uvarov: RM Capital

Good morning and thanks for taking the questions and also congratulations on your first quarter results. The question I have is, the first question probably would be to Sharron and I just want to get a little bit more understanding in terms of the dynamics and the activation of sites. The question is, what is really holding the activation of sites in Europe, I mean you only have about 26 out of potentially I think more than 70 sites and is it ethics approval or is it something else? And in relation to that so once their country moves forward say with approval should you expect all the sites in this country to be activated immediately or would it still be more incremental like one by one?

Matthew Lehman: Chief Executive Officer

Sure, look I’ll let Sharron go into the details. I think, even just a little bit more broadly, I think it’s important to keep the CANVAS trial in the context of also the broader development program of the company. So it is part of going from earlier phases into the later phases of development. A big part of this is also our manufacturing scale-up and we’re also attentive to I don’t know not scaling up entirely too quickly. So we’re being very careful with how the CANVAS is being rolled out to make sure all the products are made absolutely correctly. We do have interactions with all the different individual countries and the regulators and they want to be comfortable with our blood collection processes and the shipping processes and these things. So I think it’s important that it’s really well understood the level of control we’re keeping on the CANVAS trial so that again the manufacturing is done properly, we’re scaling that up properly. And then there’s also the element of we do

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

receive the final CAN-003 data later this year and we want to make sure we can accommodate new things that we learn out of that data to help inform us if we make some subtle or some minor adaptations to CANVAS as well. But Sharron maybe you want to go into some more detail about Europe and the progress of rolling those sites out.

Sharron Gargosky: Chief Technical Officer

Hi Anton, so really we haven’t had any considerations or concerns with the ethics committees; we had very good responses and pretty quick turnarounds there. And regulatory, we’ve had I think a great run with approvals across all the countries that we’re dealing with, that long laundry list of 10 countries now. So those haven’t really been the hold-up.

As Matt said there’s a lot of compliance documentation as you may know with clinical trials that you have to put in place with budgets and contracts and the different components of this trial where you have a clinical group and blood collection groups and radiology groups and chemotherapy. You want to make sure that you’ve got the right people and you’re doing the appropriate diligence and getting the right documents in place and the right people. So it’s really just been a large piece of integrating all those steps for the first time ever in a country as large as Europe and getting it done in a harmonised way.

I actually feel really good about where we are right now with this kick off and starting in Europe because we’ve attained harmonisation, we’ve attained a lot of approvals ethics wise, we’ve attained a lot of approvals with regulatory. Our manufacturers are now fully set up and harmonised and comparability and the logistics platform is solidly in place. And so I think now the roll-out is a little more controlled and staged over the coming months we’re going to be able to do this right and not lose any patients and not lose products but do it in a well-controlled fashion. So there’s been no one thing that’s made me have an ah-ha moment and rethink the process, it’s just the culmination of launching on a continent as large as Europe and harmonising that number of countries which we’ve now accomplished and I feel really good about that.

Anton Uvarov: RM Capital

Okay and this ethics approval and all these things are they so called centralised ethics approval so does that mean that all the sites will be up right away or there’s still some individual test sites to go?

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

Sharron Gargosky: Chief Technical Officer

Yes Anton most countries have a centralised ethics group, a CEC centralised ethics committee. There are a few countries where we additionally had to go and get localised ethics subsequent to that and we have accomplished that with all of our countries. That’s currently not our holding point and not of any concern for the patients being enrolled in this trial, we had a really good response on that.

Anton Uvarov: RM Capital

Thanks and another question is just getting back to CAN-003 and also CANVAS and just looking at the dosing schedule. There are some variations in terms of how many doses patients are receiving so just curious what was that, is it mostly just for logistics or some other maybe clinical reasons for that?

Sharron Gargosky: Chief Technical Officer

That’s a much bigger question. The dosing regimen between CAN-003 and CAN-004 is a little different. The similarity is that we do three consecutive injections one-month apart to maximise the immune response. And then in CAN-004 we then spread the doses out over quarterly injections, as kind of like reminder or booster treatments if you want to think of them that way over the course of a year. Whereas in CAN-003 we did seven consecutive shots and treatments of the patient. And based on what we saw in our prior trials, what we saw in our pre-clinical and the science for the immunology, we felt we had a really good rationale and foundation to go with the three one-month injections and then the three quarterly treatments because that allows the priming I guess of the immune system. And then the subsequent quarterly doses doesn’t over-activate the system but it does permit naïve dendritic cells to be re-educated, the priming of the T cells to occur and you’re not invading the patient with monthly treatment requirements. So to us from the science, the pre-clinical, our CAN-002 and our T cell responses that we saw after the first three months all of this led very nicely to this current dosing regimen that we’re using for CAN-004. And it gives the patients a year of treatment without being invasive and every month them having to be at the clinical site.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

Anton Uvarov: RM Capital

So it’s more in line with the data that you got on the immunological data in CAN-003?

Sharron Gargosky: Chief Technical Officer

It is, it’s lining up with the CAN-003 immunological data, it’s lining up with the older CAN-002 historical data and dosing regimens we did. And it actually lines up with our pre-clinical data of some early mouse work that was even done that showed this kind of scheduling and giving the immune system a response and then reprieve time to actually rebalance is a very good way of doing it. I’ll be happy to talk to you about that subsequently as we need because that’s quite a complicated area if you’re interested.

Anton Uvarov: RM Capital

Thanks. And this relates to my last question is that Matt mentioned that in the third quarter of this year you guys are going to report the immune profile data on the CAN-003 study at multiple time points, so I was just curious what are those time points and would they allow you to understand whether this analysis for example goes for the next few months or just one time kind of for that?

Sharron Gargosky: Chief Technical Officer

The initial analysis that we’ll be able to have across multiple time calls in all 63 patients is going to be their base line, after their first three treatments and at the end of treatment Anton. We will not have had enough time to collect all the samples and do the analysis as to what happens a year later and look at elongation of treatment but we will be able to look at base line and the immediate first year of treatment and what type of responses we’re actually seeing. The subsequent data will have to come after that.

Anton Uvarov: RM Capital

But you are planning to have the data as well right?

Sharron Gargosky: Chief Technical Officer

Oh yes we’re collecting the samples and intend to analyse them definitely for the longitudinal, the length of the treatment effect.

Anton Uvarov: RM Capital

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

Thank you guys and this will be all from me for the day.

Sharron Gargosky: Chief Technical Officer

Thank you.

Operator:

Your next question comes from Ren Benjamin with Burrill & Company.

Ren Benjamin: Burrill & Company

Good morning and thanks for taking the questions. Matt or Sharron maybe, can you or compare and contrast the manufacturing processes you use here with CVac versus what say something like Provenge that’s already out there and approved in the market? I know a lot of investors have continued to dig in to figure out where cost savings could be given the kind of revenue rate.

Matthew Lehman: Chief Executive Officer

Very good question, as you mentioned I think that does come up a lot and it’s on a lot of people’s minds. I’ll start with the easy part. Certainly half of this product is quite different, we do have a different antigen. They’re using prostate specific antigen we’re attacking mucin-1 so obviously there’s very different applications of the product here based on that. In terms of the product itself and the potential for efficiency and cost of goods and production, there are some important I think differences between how let’s say we make the product and formulate the product versus a product like Provenge. A lot of these are on the logistical side, so I think a big part of what we’ve done is how we’ve actually gone out and really incorporated, trained, inspected and brought the cell collection centres into our quality systems. We don’t own them but we have very strong relationships, we’re very picky about the cell collection centres we use so we want to make sure we have very trained technicians collecting exactly the cells we want and the quantity we want, packaged in the same way. So we’re very attentive to having products that wouldn’t fail if we brought them in for manufacturing, so that part I think is the logistical element and how we manage this. So we’ve automated this, all the cell collection centres, the doctors, the manufacturing centres, we’re all working on the same software program so we can have the people in the clean room at the right times knowing exactly, you know the couriers on the same system as well so just

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

trying to bring in some efficiency on the logistical side. How we make the product and formulate the product is a bit different as well. We actually collect enough cells as I mentioned to make the course of six or more doses from each patient, so we have pretty high concentration of these monocytes that are going to mature in dendritic cells in what we collect. And that means we get the full dosing schedule out of one production run so we don’t have to collect cells multiple times for multiple production runs. So that certainly brings down the cost significantly as well and it’s a lot less burden on the patient as well.

And then what we do is when we actually formulate the product we take these concentrated cells and we suspend them in human serum albumin and DMSO and freeze them, cryo-frozen in liquid nitrogen. At this point I think we have 18 months of stability, we expect it will be much longer as we continue to watch this. So it becomes a very stable product at the end that we can then ship out over the course of the year. And again because it’s frozen, we’re not shipping a fresh product that’s very time sensitive; it’s frozen. We’ve actually customised and developed our own shipping containers to monitor the temperature. We keep it cryo-frozen during our process so when it goes back to the clinic or the hospital it can sit in the pharmacy for a week, the patient doesn’t have to be there immediately to start their infusion. We have a lot of flexibility on that side as well.

So I think those are the few things we’ve really been trying to attack. I think we win the war by a lot of small battles if you will and just really making it efficient, starting this process earlier on and development as a global process. So we’re starting now with a harmonised process and harmonised product specification to multiple regulatory regions so we don’t have to go back and try to re-engineer and refit our process into different regulatory schemes. So I think a lot of these things put us in a position where we’re working towards what can be a cost effective and efficient product manufacturing process.

Ren Benjamin: Burrill & Company

And have you started talking a little bit about what sort of margins you think you can achieve, what sort of price you’re thinking about?

Matthew Lehman: Chief Executive Officer

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

Honestly I think it’s a bit early on to get very detailed in that. Certainly on the pricing side that comes with the data and negotiations that come in the future. I think on the cost of production side again it’s hard for me to get very detailed but I think, look the only other product out there that is clear and has guidance is Provenge, I think we’re at a point where we’ll be significantly less expensive on the cost of goods side; that’s what I’d probably say today.

Ren Benjamin: Burrill & Company

Switching to the CAN-003 trial have you analysed, I know that you’ve put out some data regarding the PFS and the OS trends to date, has there been any analysis done correlating an immunological response with those responders in the trial?

Matthew Lehman: Chief Executive Officer

Not yet, I think we’re still a bit early on in the CAN-003 trial. But that would be the gold mine and we’ll definitely be looking at that as we have the full immune profile as well as the final clinical data and we see what the relationships are between patients who are doing better clinically and looking at their immune profile. But as of now, there’s not enough data and it’s too early to make any reasonable analysis like that.

Ren Benjamin: Burrill & Company

Can you just remind me, the data that has come out that has suggested these trends in PFS did I hear correctly in the prepared remarks it was from seven patients or was there more?

Matthew Lehman: Chief Executive Officer

Yeah, we looked at progression free survival, so all 63 patients were enrolled and the last patient went on that trial in I believe it was October or November of 2011, I think it was October 2011, the last dose for the last patient of CVac was then in November 2012. So it’s only been a few months since the last dose was given in that trial. The interim data that was presented in October, the clinical data, it was the status of all 63 patients. We did a cut from the database in August 2012 okay so that was all cleaned up and actually did a cut and that’s what was presented. So we just simply presented the status of each of the 63 patients as of August 2012, and that was presented in October. It wasn’t fully even analysed, we didn’t put out the survival curves or anything

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

at the point where it was now. On the immune monitoring side what we have to date is on seven patients so we’ve been able to have, and basically these were seven patients where we had extra samples okay. So we’re also very attentive when we do the final immune monitoring, it can be a pretty sensitive assay so we want to make sure we’re doing these in relatively large batches with a consistent technician and so on. So when we did the first interim look at that, it was with extra samples. And so we had five patients who were on CVac and two patients who were on the control group that we were able to do that. So that’s what we’re looking at, we’re looking at the immune monitoring data for those seven patients and then the PFS status as of August 2012 for all the patients. So it’s really not enough data at this point to do much looking at any kind of correlations.

Ren Benjamin: Burrill & Company

Got it, okay thank you very much and good luck.

Operator:

Your next question comes from Chris Kallos with Edison Investment Research, please go ahead.

Chris Kallos: Edison Investment Research

Good morning Matt, Marc, Sharron. I just wanted to pick up on a comment that Marc made about opportunities in other cancer targets. Marc could you just elaborate what likely targets they may be and at what point you would be talking; I imagine this may involve partnering up with other people so if you could just talk me through that.

Matthew Lehman: Chief Executive Officer

Maybe I’ll answer that one if it’s okay Chris. We’ve done a lot of due diligence over the last even six to nine months looking at some different targets we can talk about. Certainly we’re looking at targets that we think similarly to what we’ve done with the ovarian cancer program. We want to look at places where there really is an unmet medical need, we look at the competitive landscape out there. We also look at let’s say tumour types that have at least in the literature demonstrated immuno reactivity or immunogenicity if you will. So some types of cancers seem to be more responsive to immune approaches than others so that becomes a factor. Certainly, the levels and frequency of over-expression of mucin-1. We also look at some of the clinical things.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

With ovarian cancer there’s a pretty high success rate with first-line surgery and chemo and ovarian cancer. We would like to have a patient population again that we can get into with minimal tumour burden or maybe even patients in remission because that’s where we ultimately think immune therapies have the biggest bang for their buck. So those are the considerations behind this. Obviously we’re talking with a lot of clinicians and scientists as well. So we’ve done a lot of work.

We’re probably prepared to talk about that and make some final decisions really in the next few months so we’re looking at the fourth quarter of our fiscal year or second quarter of our calendar year to really start making some final decisions and talking about that in more detail.

Chris Kallos: Edison Investment Research

Thanks Matt. Would I be right in thinking that this may involve a partnering deal of some sort or co-development funding?

Matthew Lehman: Chief Executive Officer

It’s just something we wouldn’t be able to comment on at this point; it’s still let’s say a little bit in the future.

Chris Kallos: Edison Investment Research

Thank you Matt.

Operator:

Once again if you would like to ask a question now please press star then one on your phone. At this time we have no further questions; I will now turn the conference back over to Mr Lehman for closing remarks.

Matthew Lehman: Chief Executive Officer

Again I’d just like to thank everyone who’s dialled in today, certainly we have a lot of interest and a lot of engagement from our current shareholders and it’s really nice to be able to talk with everyone. And this is something we really look forward to doing on a regular basis so I look forward to speaking again next time. Thanks.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

Operator:

Ladies and gentlemen thank you for your participation in today’s conference, this does conclude our conference today, you may all disconnect your lines.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889